Exhibit 99.4

STANDSTILL AGREEMENT

This Standstill Agreement (“Agreement”) is made on this 24th day of March, 2009 between,

Satyam Computer Services Limited, a company established under the Companies Act, 1956 of India and having its registered office located at 1st Floor, Mayfair Center, S.P. Road, Secunderabad – 500003 (hereinafter referred to as the “Satyam” or “the Company”, which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors in interest and permitted assigns); and

Tech Mahindra Ltd, a company incorporated under the laws of India and having its registered office located at Gateway Building Apollo Bunder, Mumbai – 1 (hereinafter referred to as the “Bidder”, which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include any and all persons acting in concert with the Bidder and its successors in interest).

Satyam and the Bidder are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

A	Satyam is a public limited company engaged in the business of information technology services and business process outsourcing services. The shares of Satyam are listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited. Satyam has also issued American Depositary Shares, representing equity shares of the Company, which are listed and traded on the New York Stock Exchange (“NYSE”) and NYSE Euronext’s Amsterdam Exchange.

B	The Bidder is a company engaged in the business of IT solutions for the communications industry.

C	Pursuant to the proceedings instituted by the Union of India before the Hon’ble Company Law Board (“CLB”) under Sections 388B, 397 and 398 read with Sections 401 to 408 of the Companies Act, 1956 (“Act”), the CLB on January 9, 2009, suspended the then existing board of directors of Satyam and authorized the Government of India to nominate up to ten (10) directors in the name of the CLB on the board of directors of Satyam (“Board”).

D	On February 19, 2009, the CLB permitted the Company to make an application to the Securities and Exchange Board of India (“SEBI”) for infusing fresh capital and introducing a new promoter into the Company, as well as eliminating the requirement of shareholder approval to increase the Company’s authorized equity share capital and to make a preferential allotment in favor of the new promoter for the additional capital to be issued.

E	In keeping with the order of the CLB and the relaxations granted by SEBI, the Company has commenced a competitive bidding process (“Bid Process”) for the purpose of selecting a new promoter or investor into the Company. The Company launched the Bid Process and issued a press release announcing the same on March 9, 2009. The Bid Process includes the selection of a successful bidder to subscribe to 31% of the enhanced share capital of the Company through a preferential allotment of equity shares (the “Preferential Allotment”), make a consequent public offer under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (“Public Offer”) and if, upon closing of the Public Offer, the investor has acquired less than 51% of the enhanced share capital of the Company pursuant to the Preferential Allotment and Public Offer, at the successful bidder’s option, subscribe to a subsequent preferential allotment (collectively the “Proposed Transaction”).

F	The Bidder has registered its interest in participation in the Bid Process and has submitted an expression of interest (“EOI”) in response to the request for proposal (“RFP”) provided by the Company in respect of the Proposed Transaction.

G	In order to participate in the due diligence process for the Proposed Transaction including, without limitation, access to certain business, financial and legal materials relating to the Company, a management presentation conducted by employees of the Company and an opportunity to seek information and related clarifications as privileged and confidential communication between the lawyers of the Company in the United States and the lawyers of the Bidder in connection with the pending class action suits against the Company in the United States (“Due Diligence”), the Company has requested the Bidder and the Bidder has agreed to execute this Agreement to record the standstill obligations of the Bidder in connection with the receipt of information of the Company in the course of the Due Diligence and the Bid Process.

H	The persons acting in concert with the Bidder and the controlling shareholder(s) of the Bidder if the Bidder is a special purpose vehicle have executed a standstill agreement separately and simultaneously with the Company.

I	The Bidder has also executed a non-disclosure and non-solicitation agreement (the “NDA”) separately and simultaneously with the Company.

NOW, THEREFORE, in consideration of the foregoing and the covenants hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties intending to be legally bound agree as follows:

1.	STANDSTILL OBLIGATIONS

1.1	In consideration of the Bidder being permitted to participate in Due Diligence, the Bidder hereby irrevocably and unconditionally undertakes and agrees that, during the Standstill Period (as hereinafter defined), the Bidder shall not and shall cause that none of its Affiliates or Representatives (as hereinafter defined who have received or accessed the Evaluation Material as defined in the NDA) shall, directly or indirectly, acting alone or in concert with others, without the prior written consent of the Company, acquire, sell or otherwise transfer or deal with, agree to acquire, sell or otherwise transfer or deal with, in any manner, ownership or control of any shares, securities, or options to acquire any securities, voting rights of the Company or any of its Affiliates, including by way of open market purchases, proxies or powers of attorney granting voting rights, business combination, merger or other consolidation, recapitalization, restructuring, or other extraordinary transaction, except, in each case, as expressly permitted in this Agreement.

1.2	Nothing contained in Clause 1.1 shall prohibit the Bidder, if declared as the successful bidder pursuant to the Bid Process, from (a) subscribing to the equity shares of the Company under the Proposed Transaction pursuant to participation in the Bid Process and execution of a share subscription agreement with the Company; or (b) acquiring shares of the Company pursuant to the Public Offer or by way of purchases during the offer period as may be permitted under and in full compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (“Takeover Regulations”) during the Standstill Period.

1.3	Notwithstanding anything to the contrary herein, the Bidder hereby acknowledges and agrees that,

1.3.1	it is aware (and its Representatives are aware or, upon receipt of the Evaluation Material (as defined in the NDA), will be advised by it) that (i) the Evaluation Material being furnished to it or its Representatives in connection with the Proposed Transaction may contain material, non-public information and (ii) the United States securities laws prohibit any persons who have material, nonpublic information concerning the Company or the Proposed Transaction from purchasing or selling securities of the Company or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information; and

1.3.2	neither the Bidder nor any of its Affiliates or Representatives (who have received or accessed the Evaluation Material as defined in the NDA), shall subscribe to, buy, sell or deal in (or agree to subscribe to, buy sell or deal in) any securities of the Company, or take any other action, either as a principal or as an agent, in contravention of (i) the provisions of the SEBI (Prohibition of insider Trading) Regulations, 1992; or (ii) the laws of the United States, including, but not limited to, Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended, or any other applicable jurisdiction.

The obligation under this Clause 1.3 shall remain valid and binding beyond the date of expiry of this Agreement for so long as applicable United States or Indian laws continue to apply to the Bidder and its Affiliates and its Representatives.

1.4	In the event of a material breach of the terms of this Agreement, the Company shall be entitled to, without prejudice to the other rights and remedies available to the Company under applicable law, disqualify the Bidder from the Bid Process and to invoke the performance bank guarantee submitted by the Bidder during the Bid Process as liquidated damages for the breach.

1.5	For the purpose of this Agreement,

1.5.1	the term “Standstill Period” will mean the period commencing from the date of execution of this Agreement and until the expiry of a period of six month from the date of the public announcement of the Public Offer by the successful bidder selected pursuant to the Bid Process.

1.5.2	the term ‘Representative’ will mean any director, officer, employee, agent, or advisor (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors).

1.5.3	the term ‘Affiliate’ will mean, with respect to any party, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the party and shall include a ‘person acting in concert’ as defined under the SEBI Takeover Regulations. The term “control” (including its correlative meanings “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to appoint majority of the board of directors or direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

2.	TERM AND EXPIRY

2.1	This Agreement shall be effective from the date of execution and shall be valid until it automatically expires on the expiry of the Standstill Period.

3.	INDEMNITY

3.1	The Bidder agrees to defend, indemnify, and hold harmless the Company, its Affiliates and Representatives from any and against all damages, losses, claims, costs, liabilities, or expenses, including all out-of-pocket costs, incurred, whether based in claims of tort or contract (including, without limitation, legal fees, investigation costs and the cost of enforcing this indemnity) incurred or sustained by the Company, its Affiliates or Representatives due to the Bidder’s breach of any covenants or obligations under this Agreement.

4.	MISCELLANEOUS

4.1	This Agreement shall be governed by and is to be construed in accordance with the laws of India and the courts at New Delhi, India shall have exclusive jurisdiction with respect to any dispute arising from this Agreement.

4.2	It is understood and agreed that monetary damages would not be a sufficient remedy for any breach of this Agreement and that the Company shall be entitled to seek specific performance and injunctive or other equitable relief as a relief for any breach of this Agreement by the Bidder. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to the Company.

4.3	The Bidder shall not assign any of their rights, liabilities or obligations under this Agreement, without the prior written consent of the Company.

4.4	If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or applicable law, such provision or part shall to that extent be deemed not to form part of this Agreement, and the legality and enforceability of the remainder of this Agreement shall not be affected.

4.5	This Agreement may only be amended, supplemented or modified by execution of an instrument in writing signed by the Parties.

4.6	This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

4.7	This Agreement embodies the complete agreement and understanding among the Parties with respect to the matters covered therein and shall supersede any prior understandings, agreements or representation by or among the Parties, written or oral, which may have related to such matters.

4.8	All notices, requests, demands or other communication required or permitted to be given under this Agreement and the provisions contained herein shall be written in English and shall be duly sent by registered post, postage prepaid or courier to the Parties at the address indicated below: -

(a)	In the case of notices to Satyam, to:

Attention:	Mr. Shardul S. Shroff / Mrs. Pallavi S. Shroff

Address:	Amarchand Mangaldas & Suresh A. Shroff & Co,
Amarchand Towers,
216, Okhla Industrial Estate, Phase III,
New Delhi – 110020
India

(b)	In the case of notices to the Bidder, to:

Attention:	Manoj Bhat
Address:	Sharada Centre, off Karve Rd
Erandwane, Pune – 4

or at such other address as the Party to whom such notices, requests, demands or other communication are to be given shall have last notified the Party giving the same in the manner provided in this clause, but no such change of address shall be deemed to have been given until it is actually received by the Party sought to be charged with the knowledge of its contents. Any notice, request, demand or other communication delivered to the Party to whom it is addressed as provided in this clause shall be deemed to have been given and received on the day of its receipt at such address.

4.9	Nothing herein expressed or implied is intended, nor shall it be construed to confer upon or give to any third party any right, remedy or claim under or by reason of this Agreement or any part hereof.

4.10	This standstill agreement does not grant any rights of priority or exclusivity to the Bidder. The Company shall at all times have the right to discuss and transact with other bidders or any other party, including with regard to the possibility of such party’s investment in the Company. Nothing contained in this standstill agreement shall obligate the Company to maintain negotiations or transact with the Bidder in relation to the Proposed Transaction or otherwise.

4.11	Each Party acknowledges and agrees that no failure or delay by another Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

IN WITNESS WHEREOF the Parties have caused this Standstill Agreement to be duly executed by their duly authorized representatives on the date and year hereinabove:

Tech Mahindra Ltd.		Satyam Computer Services Limited
	/s/ Manoj Bhat		/s/ Kiran Karnik
Name:	Manoj Bhat	Name:	Kiran Karnik
Title:	Authorised Signatory	Title:	Director
Tech Mahindra Ltd